Primo Water Corporation 104 Cambridge Plaza Drive Winston-Salem, NC 27104 336-331-4000 www.primowater.com

January 25, 2016

VIA EDGAR AND FEDEX

Jennifer Thompson
 Accounting Branch Chief
Office of Consumer Products
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
 Washington, DC 20549

Re:	Primo Water Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
 Filed March 16, 2015
Form 10-Q for the Fiscal Quarter Ended September 30, 2015
Filed November 4, 2015
 File No. 1-34850

Dear Ms. Thompson:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated January 15, 2016 (the “Staff Letter”) addressed to Primo Water Corporation (the “Company”) with respect to the above-referenced filings.  For your convenience of reference, we have included the Staff’s comment below in bold text followed by the Company’s response to such comment.  The Company plans to incorporate changes prompted by the Staff’s comment on a going forward basis in future filings, as outlined in the response below.

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

1.	We note from your response to comment 1 that you believe all sales made by your Water segment, including sales made under your contracts with Refill water customers represent sales of tangible products. In order to assist us in evaluating your response, please provide us with the following information as it pertains to your Refill business:

•	Please tell us whether you or your retail partners are responsible for paying for the water which is filtered through your equipment and for the electricity used in operating the water filtration equipment located on your customers’ premises.
•	Please tell us how you considered these factors in determining that revenues from your retail customers and their third party end consumers appropriately represent the sale of tangible products produced by you rather than service revenues. Please provide any basis in GAAP which supports your response.
•	After considering the above factors, tell us how you considered the disclosure requirements of Rule 5-03(b)(1) and (2) of Regulation S-X.

Jennifer Thompson
January 25, 2016

Response:  Retail customers of our Refill business typically pay for the municipally supplied water and electricity used in operating the water filtration equipment located on the customer’s premises.  This cost of municipally supplied water and electricity is immaterial in comparison to the price of the filtered water that our process supplies.  Based on a small sampling of municipalities, we believe that the average cost of municipal water in the United States and Canada is less than $0.005 per gallon.  Our water filtration systems require a minimal amount of electricity to operate.  The average price to retail customers of our Refill water is $0.16 per gallon.

We considered the fact that we do not purchase the water and electricity in determining whether sales within Refill are sales of products or services.  However, we consider these items that are provided by our customer to be inputs to the product that we sell to them.  That is, we do not believe we are simply providing a service to upgrade a product our customer owns.  Instead, we are using the product (municipal water) supplied to us by our customer as a “raw material” to make a different product (filtered water).  This is similar to the situation in which a customer supplies a contract manufacturer with raw materials, and the contract manufacturer turns those raw materials into a finished good.  Even if the raw materials are never actually purchased by the contract manufacturer, such contract manufacturers view themselves as selling products, not services.

We believe that all value related to our obligations to our customers is completed and transferred to our customers when water is purchased.  For Refill, this transfer, and the recognition of our revenue, occurs when filtered water is purchased by the retail customer or end consumer and is measured through a meter reading of the gallons of water purchased.  This point of revenue recognition is consistent with Exchange, where we recognize revenue at the time of delivery to a retail customer or sale to end consumer of a three- or five-gallon pre-filled bottle.  Again, in both Exchange and Refill, our revenue is measured by product provided.

We believe that our approach is consistent with industry practice for companies providing similar products, such as Glacier Water, which together with our Refill business make up a majority of the vended water business in the U.S. and Canada.

Based on these considerations, we concluded that all sales within the Water segment, including those related to Refill, are sales of tangible products.

As all of our net sales consist of sales of tangible products, we do not believe that the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X requires further disaggregation of sales as presented on the face of our Condensed Consolidated Statements of Operations for the fiscal quarter ended September 30, 2015.

Upon additional review of our Form 10-Q for the Fiscal Quarter Ended September 30, 2015, we noted that the MD&A disclosure of net sales for Exchange and Refill would be more useful when combined with disclosures of gross margin percentages as well. Therefore, we will provide gross margin percentages for Refill and Exchange as part of our MD&A disclosures in future filings.

*            *            *

Jennifer Thompson
January 25, 2016

The Company’s management acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (336) 331-4047 with any questions you may have regarding this letter.

Sincerely,

/s/ Mark Castaneda
Mark Castaneda
Chief Financial Officer

cc:	Sondra Snyder, SEC Staff Accountant
Andrew Blume, SEC Staff Accountant
Billy D. Prim (Primo Water Corporation)
Sean M. Jones (K&L Gates LLP)